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July 8, 2022	MUNICH
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United States Securities and Exchange Commission	SHANGHAI
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Washington, D.C. 20549

Attn:	Bradley Ecker
Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 30, 2022
CIK No. 0001847986

Dear Ms. Haywood:

On behalf of our client, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 7, 2022 (the “Comment Letter”), relating to the above-referenced proxy statement on Schedule 14A filed on June 30, 2022 (the “Proxy Statement”).

The Company has filed via EDGAR a revised Preliminary Proxy Statement on Schedule 14A, which reflects the Company’s response to the comment received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement.

Proxy Statement on Schedule 14A submitted June 30, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

United States Securities and Exchange Commission

July 8, 2022

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Proxy Statement. The Sponsor is owned solely by U.S. nationals, and is neither controlled by or has substantial ties with a non-U.S. person. Dynavolt Technology, a company registered in Hong Kong, is currently a significant Dragonfly shareholder. The investment by Dynavolt dates back to 2016. Dynavolt does not have the power to appoint members of the current Dragonfly board. During the approximately one-year period after its investment, Dynavolt assisted Dragonfly in identifying its initial China-based battery cell suppliers. Dynavolt has never been a direct Dragonfly supplier or a customer. For the avoidance of doubt, we confirm that neither of Dragonfly’s two China-based battery cell suppliers is associated with Dynavolt. Following the Business Combination, Dynavolt will continue to be a significant shareholder of the combined company, however it will not have power to appoint members to the combined company board and it will not receive any additional rights in the combined company. In connection with the transaction, appropriate consideration was given to relevant regulatory review and filing requirements, and the parties do not anticipate any CFIUS-related delay.

* * *

United States Securities and Exchange Commission

July 8, 2022

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP and do not hesitate to contact Jeff Brill at (212) 735-2587 or jeffery.brill@skadden.com, or Peter Serating at (212) 735-2286 or peter.serating@skadden.com of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jonas Grossman, Chardan NexTech Acquisition 2 Corp.
Denis Phares, Dragonfly Energy Corp.
O’Melveny & Myers LLP